Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross completes sale of Diavik interest

Toronto, Ontario, August 25, 2010 — Kinross Gold Corporation (TSX: K, NYSE: KGC) announced today that, further to the Company’s news release dated July 23, 2010, it has completed the sale of the 22.5% interest in the partnership holding Harry Winston Diamond Corporation’s (TSX-HW; NYSE-HWD) (“Harry Winston”) 40% interest in the Diavik Diamond Mines joint venture to Harry Winston for US$220 million. The purchase price is comprised of US$50 million cash, approximately 7.1 million Harry Winston common shares (with a value of approximately US$100 million at the time that the transaction was announced), and a note payable in the amount of US$70 million maturing 12 months from the date hereof. The note bears interest at a rate of 5% per annum and can be repaid in cash or, subject to certain limitations, shares issued by Harry Winston to Kinross.

As a result of the previously completed sale of Kinross’ 15.2 million common shares in Harry Winston, Kinross now holds approximately 7.1 million Harry Winston common shares, representing approximately 8.5% of Harry Winston’s issued and outstanding common shares.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell

Vice President, Corporate Communications

phone: (416) 365-2726

steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo

Vice-President, Investor Relations

phone: (416) 365-2744

erwyn.naidoo@kinross.com

www.kinross.com